Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at January 31, 2025.

As at January 31, 2025
(in millions of Canadian dollars)
Subordinated Debt	8,554
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	7,787
Common Shares	23,923
Contributed Surplus	363
Retained Earnings	47,243
Accumulated Other Comprehensive Income	8,243

Total Shareholders’ Equity	87,559
Non-controlling Interest in Subsidiaries	41
Total Equity	87,600
Total Capitalization	96,154

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 33, 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the three months ended January 31, 2025.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2, 3, 4 and 5. Please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the three months ended January 31, 2025.